1934 Act Registration No. 1- 14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2007
Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)
NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82:_______)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd
Date: Jan 31, 2007	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer

News Release
SPIL announces to divest its ownership in ChipMOS Technologies and to acquire the common shares of
ChipMOS Technologies (Bermuda)
Issued by: Siliconware Precision Industries Co., Ltd.
Issued on: February 13, 2007
The Board of Directors of Siliconware Precision Industries Co., Ltd. (“SPIL”) (Taiwan Stock Exchange Code: 2325; NASDAQ: SPIL) announced today its decisions to divest SPIL’s common share ownership in ChipMOS Technologies INC. (“ChipMOS Taiwan”) and to acquire the common shares of ChipMOS Technologies (Bermuda) LTD. (NASDAQ: IMOS) (“IMOS”).
IMOS wishes to increase its stake in ChipMOS Taiwan, a subsidiary, to 99 percent; whereas ChipMOS Taiwan will purchase as treasury shares for transfer to its employees pursuant to Article 167-1 of the Company Law. IMOS and ChipMOS Taiwan have agreed to purchase all of the common stocks of ChipMOS Taiwan owned by SPIL in the number of 254,863,285 shares. Details of the anticipated transaction are set forth in the chart below.
After considering the advice from securities experts of SinoPac Securities with respect to price evaluation, the Board of Directors of SPIL resolved to sell its stake at the price of US$0.75 per share, and the total transaction value will amount to US$191,147 thousand. The net profit of the divestment before the deduction of securities transaction tax is US$39,643 thousand (at the exchange rate of February 12, 2007, equivalent to NT$1,308,217 thousand).
Given that the memory packaging and testing industry is still promising in the long-term, and due to our support for the group integration plan of IMOS, the Board of Directors of SPIL, after taking into consideration the opinion on pricing given by the securities expert SinoPac Securities, has resolved to subscribe 12,174,998 privately placed common shares at the price of US$6.28 per share. The total investment amount is US$76,459 thousand. After the purchase, SPIL will hold approximately 14.7 percent of the shares of IMOS. According to the relevant agreement between the two parties, SPIL may not sell or transfer these shares within 9 months after the closing of this transaction.

After approvals from the competent authority are obtained, the proposed transaction above is estimated to be completed by the first half of 2007.

		Transaction Amount	Profit of the Transaction
Transaction Counterparts	No. of Shares Sold	(thousands of US$)	(thousands of US$)
ChipMOS Technologies (Bermuda) LTD.	212,167,464	159,125	33,002
ChipMOS Technologies Co., Ltd.	42,695,821	32,022	6,641

Total	254,863,285	191,147	39,643

Note: Based on the unaudited account value on the books of SPIL and the US$/NT$ (1:33) exchange rate as of February 12, 2007. Actual amounts will be based on the value and rate as of closing date of the transaction.
SPIL Spokesperson
Ms. Eva Chen, CFO
Tel: 886-4-25341525#1528
E-mail: evachen@spil.com.tw
For further information, please contact IR dept.
Ms. Janet Chen
Tel: 886-2-27028898#105
Fax: 886-2-27029268
E-mail: janet@spiltp.com.tw